
CONEXPO-CON/AGG 2020
CONEXPO-CON/AGG 2020
WELCO
eGEN Power
DREAM!
DOW

whiteclouds

In business since 2013, we are experienced **in the 3D print and digital fabrication industry.**

We use 3D technologies to fabricate a wide-range of finished products, but the key ingredients are *innovation*, *craftsmanship* and *creativity*.

SPECIALIZING IN THE XTRAORDINARY

Xtra-Personalized, Xtra-Customized, Xtra-Large, Xtra-Complex, Xtra-Unique, Xtra-Cool



7 ft tall 3D-printed replica of an action toy figure for a Comicon event

whiteclouds

THE PROBLEM

TRADITIONAL FABRICATION METHODS ARE COSTLY, SLOW OR POOR QUALITY FOR CUSTOM AND PERSONALIZED PRODUCTS.



NEW 3D TECHNOLOGY ADVANTAGES FOSTER INNOVATION

- Flexible / Customizable Design
- Rapid Prototyping
- Print on Demand
- Strong and Lightweight Products
- Fast Design and Production
- Environmentally Friendly / Minimal Waste
- Cost Effective
- Shifts power to designers


whiteclouds
Next-Gen 3D Fabrication

OUR MISSION IS TO BE AT THE FOREFRONT OF TECHNOLOGY AND INNOVATION TO MAKE 3D PRODUCTS BIGGER, BETTER, CHEAPER, AND FASTER.

whiteclouds


DREAM!

This little dragon boy was a promotional piece for an upcoming children's book. At three feet tall and 45 lbs., it's as if he has magically stepped out of his storybook and into real life.

Every product is personalized using next-gen 3D technology


DIGITAL MANUFACTURING
POWDER BED FUSION
STEREOLITHOGRAPHY
SOFTWARE
THERMOFORMING
ROLL FORMING
VAT POLYMERIZATION
3D DESIGN
OBJ
STL
CASTING
SCANNING
DESIGN
CLOUD
3D
SLA
PLY
PRINTING
STEP
CAD
X3G
3MF
VRML
IGES
SLS
MIG WELDING
GCODE
3DS
FBX
COLLADA
MULTI JET FUSION
SELECTIVE LASER SINTERING
PLASMA CUTTING
HOT WIRE CUTTERS
METAL BENDING
FUSED DEPOSITION MODELING
ADDITIVE MANUFACTURING

HEALTHCARE

Our Work Has Helped Save Lives

- Physicians use our patient-specific 3D Printed Models to prepare for complex surgeries
- Veterinarians use our 3D printed models for surgery planning.
- Medical Device prototypes, replicas, inventions and products can be 3D printed.

WhiteClouds was able to print a 3D model of a rhinoceros that accurately showed surgeons where to operate. Thanks to the' "hinge and slice" technique, the surgeons were able to get a fan-like view of the impacted region.


Boston Scientific
CTRA2019
-18-
-19-
-20-
whiteclouds
B7302
Tactra

WhiteClouds has a patent-pending "Hinge and Slice" technology that allows for examining specific areas of interest in more detail by evaluating various slices of the model.



ENTERTAINMENT

Our Work Brings Characters to Life

- Corporate Events
- Gaming Conventions
- Movie Props
- Themed Decor
- Selfie Backgrounds
- Product Replicas
- Game Dioramas

ARCHITECTURE

Our Work Inspires

- Dioramas, Residential models, Corporate Models, Topographies, Terrain Maps and more…





BYU University Campus Diorama



Topography of the Red Sea Floor


DOWN

38 foot metal letter installation @ University of Arizona campus



Cutaway Custom Home Miniature Model

whiteclouds

EVENTS

Our Work Draws a Crowd

- We have as clients, the top 4 largest trade show agencies
- Custom signage, large letters metal letters, props, thrones, statues, product replicas, backgrounds.


CHECK
LEVEL
EQUALIZER
DIST
OUTPUT
INPUT
Metal Zone
MT-2w
BOSS
WAZA CRAFT
CONEXPO-CON/AGG
2020

30 foot tall largest 3D-printed statue in the world.


Slimeatory
WARS

Disney Holiday Dance Party 2019 Props

whiteclouds

INDUSTRIAL

Our Work Puts Innovation on Display

- Prototypes
- Building Plans
- Cutaways
- Machine Replicas
- Data Models


eGEN Power
PROCESSING AREA
BIRRANA

whiteclouds

DECOR

Our Work Makes a Statement

- Office, Retail, and Home Decor
- Custom Art
- Museum Displays


WITHOUT CONSENT

Lifesize statue of the last King and Queen of Kaua'i and Niihau Hawaii which stands outside of the Kaua`i Museum of Hawaii

8 foot statue of the Medicine Buddha for Gump's San Francisco Retail Location

Mars Terrain 3D Relief Decor

WhiteClouds was commissioned to fabricate this large relief sculpture named "HYBRID" by artist Mike Holcomb

whiteclouds

DEEP EXPERIENCE, DRIVING RESULTS



JERRY ROPELATO
CEO & FOUNDER

- 40 years of technology and Internet experience
- Completed 14 Acquisitions
- Founded an Internet publishing company that exited for 172M
- Founded 8 startups
- Authored 2 technology books
- Public speaker on technology
- BS in Technology



JARED PAGE
V.P. MARKETING

Added to the team Feb 2021

- 23 years of technology and Internet experience
- Cofounded an Internet publishing company that exited for 172M
- 10+ years experience as Director of Internet Revenue Optimization and Web General Manager
- 20+ years as Creative Director over software development, marketing, advertising and publishing industries
- BA Degree in Graphic Design



GARRETT DOUGLAS
V.P. SALES

Added to the team Jun 2021

- 16 years of sales experience
- 10+ years in sales management and developing processes
- 15 years in the office technology / printer supply industry



LESA MAY
CONTROLLER

- 25+ years of working accounting experience.
- 25+ years of management experience
- Set-up 17 companies with new accounting programs to increase efficiency and accuracy of information
- BS Degree in accounting



WAYNE ROPELATO
PRODUCTION MANAGER

- 5 years of 3D Production management at WhiteClouds
- 30+ years of management in Ecommerce Operations, Warehousing, Manufacturing, and Autobody
- AS in Automotive Engineering



KELLY ROOT
3D DESIGN MANAGER

- 15 years of digital 3D experience.
- 7 years in design management.
- BA Degree in Film and Media Arts

OUR JOURNEY SO FAR

January 2013
WhiteClouds Launches with Initial Funding
14 co-founders (working for equity) formed the initial WhiteClouds team with $500K in funding with the goal of building a cloud based 3D printing company.

April 2013
3D Printers
Purchased first 3D Printers (8 of them) and began learning equipment capabilities, finishes, pre/post production processes.

May 2013
Funding
New investment of $2,500,000 from CEO to be used to expand production capabilities and fund more R&D.

November 2014
Architecture and Entertainment
Released new product line/ services in architectural 3D Printed models and 3D Printed figurines in entertainment.



May 2015


Medical Models
Began research and development on new personalized 3D Printed medical models from CAT scans and MRI's. $3,500,000 in new R&D Grant funding.

October 2015
Expansion
Moved to our new 60,000 square foot facilities. Additional equipment purchases make us the largest facility of full-color 3D printing in the world.

Dec 2015 / Jun 2016
Acquisitions 2015/2016
The 3DPlusMe acquisition brings 3D SaaS platform for automated order management and manufacturing. Sandboxr's acquisition brings additional IP with patent-pending poly-bonding software.

October 2016
Patent-Pending
Submitted our new Hinge and Slice medical model design.



2017
Events and Tradeshows
3D printing and advanced manufacturing of large scale props, displays, and signs for major events. Strategic partnership with Freeman Co., the largest event management & brand experience company.

2017-2018
3D Printing for the Veterinary Market
WhiteClouds becomes a strategic provider of 3D printed patient specific pre-operative models for Mars Pet Care, the largest owner of veterinary surgical centers with 1,800+ locations.

2018
3D Model of "Layla the Rhinoceros"
WhiteCloud's anatomy model of Laylay's skull helps facilitate a life-saving surgery for one of the rarest large mammals on Earth.

Medical Industry Expansion
Partnership with Sectra, leading provider of medical imaging data. Further expands our position as a market leader in medical models.

April 2019
Wefunder Round 3 Funding closes
New investment of $2,500,000 from

Large-scale Dioramas
WhiteClouds completed the first of many large-scale 3D-printed dioramas.

Q4 2019


3D Thermoforming
Began using 3D Thermoforming processes in our projects

March 2020
eCommerce System
Implemented a full-blown ecommerce system to sell face shields. This new system will allow us to move to productization of our services in 2021 and will also allow us to expand with some of our new product lines discovered in 2020.

Face Shields
With the outbreak of Covid 19 and the Tradeshow industry coming to a halt virtually overnight, Whiteclouds designed and fabricated over 70,000 medical and dental face shields to protect healthcare workers.

April 2020


Large-Scale models
Began fabricating large-scale character models.

Topography
Developed new topography fabrication capabilities providing for extremely strong, detailed, and colorful exhibits.

Q4 2020
Positive EBIDTA
Despite the challenges with Covid, WhiteClouds reached a positive EBIDTA of $77,030 for 2020.

May 2021
Marscape Kickstarter
Launched Home-Decor Kickstarter campaign for the masses. Achieved our funding goal in the first 12 hours.

July 2021
Profitability
WhiteClouds reached consecutive months of profitability.



Whiteclouds masterfully recreated a 1/2 scale replica of the Grumman G-21A Goose airplane for the Yacht Haven Grande, in St. Thomas, USVI, in homage to the Antilles Air Boats seaplane airline that operated in the Caribbean from the 1960s to the 1980s. The plane measures 15 feet from tip to tail with a wingspan of 19.5 feet.

whiteclouds

2021 REVENUE


$1,400,000
$1,050,000
$700,000
$350,000
$0
Profitable
Q1
Q2
Q3
Q4

5 YR PROJECTIONS

These are future projections only and cannot be guaranteed


$60,000,000
$45,000,000
$30,000,000
$15,000,000
$0
2021
2022
2023
2024
2025
2026

whiteclouds

EBIDTA IMPROVEMENTS


$1,250,000
$0
-$1,250,000
-$2,500,000
-$3,750,000
-$5,000,000
2016
2017
2018
2019
2020
2021

GROSS MARGIN % IMPROVEMENTS


100%
80%
60%
40%
20%
0%
2016
2017
2018
2019
2020
2021

CUSTOMERS

Our customers include 85 Fortune 1000 companies

FINANCIAL SERVICES

TECHNOLOGY

HEALTHCARE

MEDIA / ENTERTAINMENT

RETAIL

GOVERNMENT / DEFENSE

AGENCIES

CONSTRUCTION

MANUFACTURING

FOOD

EDUCATION

SPORTS

INTERNET

TRANSPORATION

FOOTWEAR

GAMING

whiteclouds

AVERAGE ORDER SIZE


$10,000
$7,500
$5,000
$2,500
$0
2019
2020
2021
2022

CUMULATIVE CUSTOMERS


3,600
2,700
1,800
900
0
2017
2018
2019
2020
2021

SMALL-SCALE CONSUMER END-USE

INDUSTRIAL PARTS MANUFACTURING

PROTOTYPING

SURGICAL MODELS

DISPLAYS / PROPS / SIGNAGE

TOPOGRAPHY / DIORAMA

ARCHITECTURAL MODELS

CONSUMER DECOR

Marketplace for 3D-printing hobbyists

SHAPEWAYS

whiteclouds

3D CUSTOM COLOR PRINTING

PROTOLABS Manufacturing. Accelerated.

Xometry

3D SYSTEMS

sculpteo A brand of BASF - We create chemistry

3D HUBS

embodi3D The Biomedical 3D Printing Community

FAST RADIUS

DK PROP STUDIOS

Foam Fab

SUMMIT TERRAGRAPHICS

Zoyes

UNLIKE MOST 3D-PRINTING COMPANIES WHO FOCUS ON CREATING PRODUCT PROTOTYPES OR PART MANUFACTURING, WE FOCUS ON CREATING THE END PRODUCT.


3D PRINTING
$15B market growing at 24% to $69B by 2028*
whiteclouds
DECOR
$692B market growing at 4% to $839B by 2027**
3D CNC MACHINING
$2.1B market growing at 15% to $4B by 2027***

* Fortune Business Insights - forecasts 2021 to 2028

** Grandview Research - forecasts 2019 to 2021

*** Allied Market Research - forecasts 2019 to 2027

COMPARATIVE VALUATIONS

Xometry

$2.1B

IPO in June 2021 at 90x net revenues

VELO 3D

$1.7B

SPAC in Sep 2021. Now trading at 72x revenues

3D HUBS

$330M

Acquired in 2021 at 11.2x revenue

vs.

whiteclouds

$24M

5x run-rate*

* Based on 2H (not audited)

whiteclouds

3D PRINTING & SOFTWARE

- On-demand production
- Full-Color 3D Printing Capabilities
- Proprietary processes for pre and post production
- Patent for "Method and System for 3-D Printing Product Customization"

DESIGN AND RENDERING

- World class expertise in creating and optimizing high quality production-ready digital 3D models
- 3D Digital Design Expertise
- Large set of Data Retrieval tools for design enhancements
- Design Workflow and digital proofing

ADVANCED MANUFACTURING

- 3D Printing
- CNC
- Laser and Plasma Cutting
- Diverse materials expertise including plastics, wood, foam, latex, vinyl and metals
- Post-production innovative methods developed

SIGNIFICANT GROWTH AND UPSIDE OPPORTUNITIES

whiteclouds

EXPAND WITHIN EXISTING CUSTOMERS

- Expand salesforce
- Expand use cases
- Expand deployments
- Re-marketing

GROW CUSTOMER BASE

- Expand salesforce
- Search Engine Marketing
- Content Creation
- Lead Generation
- Social Media

EXPAND OFFERING

- Expand 3D fabrication technologies & partnerships
- Expand materials
- Additional automation
- Increase customer wallet share

E-COMMERCE

- Expand products
- Expand use cases
- Mass production
- Content Production
- Affiliate Marketing
- Social Media

EXPAND GEOGRAPHICALLY

- Multiple production centers
- International Shipping

WITH FOOTHOLDS ALREADY IN MANY INDUSTRIES, WE INTEND TO EXPAND OUR PRODUCT DEVELOPMENT FOR E-COMMERCE TO THE MASSES

(e.g. the $692B billion global decor market)

MARSCAPES

Kickstarter Project for the masses

- Commemorating the 50th Anniversary of Mariner 9's Mission to Map Mars with a Captivating Collection of 3D Raised Mars Landscape Home Decor Art
- Achieved funding goal in less than 12 hours
- One example of many products in development






IN COMMEMORATION OF
MAY 30, 1971: LAUNCH
MARINER 9
50
ANNIVERSARY
FIRST OF ITS KIND
MARSCAPES
Stunning 3D Decor of
Mars Surface

whiteclouds

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MONTHLY SOCIAL MEDIA IMPRESSIONS



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6 foot tall 3D-printed statue